UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission file number: 001-41838

MoneyHero Limited

(Exact name of registrant as specified in its charter)

70 Shenton Way

#18-15, EON Shenton, S079118

Singapore

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

MoneyHero Announces Leadership Transition

On April 2, 2026, MoneyHero Limited (the “Company”) announced that the Company’s Board of Directors (the “Board”) has appointed Mr. Danny Leung, Chief Financial Officer, to also serve as Interim Chief Executive Officer, effective April 2, 2026 (Singapore time).

Mr. Leung succeeds Mr. Rohith Murthy, whose tenure as Chief Executive Officer has concluded. Mr. Murthy continues to serve as a Director on the Board. The Board has initiated a comprehensive search to identify a permanent Chief Executive Officer and is confident of the management team’s ability to execute during this period.

Mr. Kenneth Chan, Chairman of the Board, commented, “On behalf of the Board, I want to thank Rohith for his dedication and service over the years. As MoneyHero continues to progress, it is an appropriate time to evolve our leadership team to better serve our shareholders and broad user community. Danny’s extensive financial experience and deep understanding of MoneyHero’s operations make him well-suited to lead during this transition and to support the execution of our long-term strategy and ensure continuity for our customers, partners, and shareholders. We appreciate Rohith’s contributions throughout his long tenure in various senior roles within MoneyHero and wish him well in his future endeavors.”

“I am honored to step into this role and support MoneyHero during this important transition,” said Mr. Leung. “I look forward to working closely with the talented team to continue delivering value for our customers, partners, and shareholders while the Board conducts its search for a permanent Chief Executive Officer.”

Mr. Leung joined MoneyHero in 2024 as Group Director of Finance, where he was responsible for developing and managing the Company’s financial systems. He served as Interim Chief Financial Officer beginning in December 2024, and was appointed Chief Financial Officer in October 2025. Prior to joining MoneyHero, Mr. Leung was the Senior Financial Controller of Marga Group, where he worked closely with the Chairman and CEO to oversee financial operations and drive growth within the telecommunications and property development sectors. Before Marga Group, Mr. Leung was a Financial Controller with Kontafarma China Holdings Ltd, where he helped the business aggressively, but prudently expand through numerous successful acquisitions. He started his career as Internal Audit Manager with Lee Kum Kee, and earlier as an Audit Manager with the global consulting firm, Deloitte Touche Tohmatsu. Mr. Leung holds a BBA from the University of Toronto and an MBA from the University of Hong Kong.

The press release is attached hereto as Exhibit 99.1.

EXHIBITS

Exhibit No.	Description
99.1	Press Release dated April 2, 2026

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MoneyHero Limited

By:	/s/ Danny Leung
Name:	Danny Leung
Title:	Interim Chief Executive Officer and Chief Financial Officer

Date: April 2, 2026

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